Days Creek Field 2007

LEE KEELING AND ASSOCIATES, INC.

PETROLEUM CONSULTANTS

TULSA OFFICE
First Place Tower
15 East Fifth Street • Suite 3500
Tulsa, Oklahoma 74103-4350
(918) 587-5521 • Fax: (918) 587-2881

HOUSTON OFFICE
Kellog Brown and Root Tower
601 Jefferson Ave. • Suite 3690
Houston, Texas 77002-7912
(713) 651-8006 • Fax: (281) 754-4934

April 1, 2008

MAXIM TEP, INC.
9400 Grogan's Mill Road, Suite 205
The Woodlands, Texas 77380

Attn: Mr. Noel Daniel

RE: Estimated Reserves and Future Net Revenue
Days Creek Field
Constant Prices and Expenses

Gentlemen:

In accordance with your request, we have prepared an estimate of net reserves and future net revenue to be realized from the interests owned by MAXIM TEP, INC. (MAXIM) in the Days Creek Field located in Miller County, Arkansas. The effective date of this estimate is December 31, 2007, and the results are summarized as follows:

	ESTIMATED REMAINING NET RESERVES		FUTURE NET REVENUE	
RESERVE CLASSIFICATION	Oil (Barrels)	Gas (MCF)	Total ($)	Present Worth Disc.@10% ($)
Proved Developed Producing	34,937	-	907,722	755,876
Proved Undeveloped	517,022	-	37,746,391	19,689,674
Total All Reserves	551,959	-	38,654,113	20,445,550

Note: Totals may not agree with schedules due to computer roundoff.

Future net revenue is the amount, exclusive of state and federal income taxes, which will accrue to MAXIM's interest from continued operation of the properties to depletion. It should not be construed as a fair market or trading value.

Schedule No. 1, immediately following his letter, presents summary forecasts of annual gross and net production, severance and ad valorem taxes, operating income, and net revenue by reserve type.

CLASSIFICATION OF RESERVES

Reserves assigned to the various leases and/or wells have been classified as either "proved developed" or "proved undeveloped" in accordance with the definitions of the proved reserves as promulgated by the SEC. These are as follows:

Proved Developed Oil and Gas Reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved Undeveloped Oil and Gas Reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

ESTIMATION OF RESERVES

Wells in Days Creek Field have been producing for a considerable length of time and have an established, well-defined production decline trend. Proved Producing Reserves were estimated based upon extrapolation of that trend to an economic limit.

Proved Undeveloped Reserves were assigned to two locations. These reserves were estimated by volumetric calculations.

FUTURE NET REVENUE

Oil Income

Income from the sale of oil was estimated using the price received on December 31, 2007. That price is the posted price of $92.00 per barrel plus $1.30 per barrel. Provisions were made for state severance and ad valorem taxes.

Operating Expenses

Operating expenses were based upon actual operating costs as supplied by the staff of MAXIM. All expenses have been held constant throughout the life of the wells.

Future Expenses and Abandonment Costs

As provided by MAXIM, provisions have been made for future expenses required for drilling of the two locations discussed above. These costs have been held constant from current estimates.

GENERAL

Information upon which this estimate of net reserves and future net revenue has been based was furnished by the staff of MAXIM or was obtained by us from outside sources we consider to be reliable. This information is assumed to be correct. No attempt has been made to verify title or ownership of the subject properties. Interests attributed to wells to be drilled at undeveloped locations are based on current ownership. The Days Creek Field wells were not inspected by a representative of this firm, nor were the wells tested under our supervision; however, the performance of the wells was discussed with employees of MAXIM.

This report has been prepared utilizing methods and procedures regularly used by petroleum engineers to estimate oil and gas reserves for properties of this type and character. The recovery of oil and gas reserves and projection of producing rates are dependent upon many variable factors including prudent operation, compression of gas when needed, market demand, installation of lifting equipment, and remedial work when required. The reserves included in this report have been based upon the assumption that the wells will be operated in a prudent manner under the same conditions existing on the effective date. Actual production results and future well data may yield additional facts, not presently available to us, which may require an adjustment to our estimates.

The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. As in all aspects of oil and gas estimation, there are uncertainties inherent in the interpretation of engineering data and, therefore, our conclusions necessarily represent only informed professional judgments.

The projection of cash flow has been made assuming constant prices. There is no assurance that prices will not vary. For this reason and those listed in the previous paragraph, the future net cash from the sale of production from the subject properties may vary from the estimates contained in this report.

The information developed during the course of this investigation, basic data, maps and worksheets showing recovery determinations are available for inspection in our office.

We appreciate this opportunity to be of service to you.

Very truly yours,

Lee Keeling and Associates, Inc

LEE KEELING AND ASSOCIATES, INC.

LKA6703-Constant 4-1-08#2